UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd. Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended on February 18, 2011, March 2, 2011, March 8, 2011 and March 9, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended to replace the first paragraph with the following:

Except as described in the Schedule 14D-9, and in the Information Statement (the “Information Statement”) filed as Exhibit (a)(1)(G) to this Amendment (and incorporated by reference into this Item 3), to the knowledge of Beckman Coulter, as of the date of the Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between Beckman Coulter or any of its affiliates, on the one hand, and (a) any of its executive officers, directors or affiliates, or (b) Danaher, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to Beckman Coulter’s stockholders pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right to designate persons to the Board of Directors representing a majority of the Board of Directors, other than at a meeting of the stockholders of the Company.

Item 3 of the Schedule 14D-9 is hereby amended to add the following paragraph after the paragraph appearing under the heading “Agreements between the Company and its Executive Officers, Directors and Affiliates—Overview”:

For further information with respect to the arrangements between Beckman Coulter and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement under the headings “Certain Relationships and Related Transactions”; “2010 Director Compensation”; “Ownership of Shares by Directors and Executive Officers”; “Compensation Discussion and Analysis”; “Summary Compensation Table”; “Grants of Plan-Based Awards in Calendar Year 2010”; “Outstanding Equity Awards at 2010 Fiscal Year-End”; and “Potential Payments Upon Termination or Change of Control.”

Item 3 of the Schedule 14D-9 is hereby amended to add the following sentence after the final sentence of the paragraph appearing under the heading “Consideration for Shares Tendered Pursuant to the Offer”:

The beneficial ownership of Shares of each director and officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management—Ownership of Shares by Directors and Executive Officers.”

Item 4.	The Solicitation and Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended to replace the final two sentences of the penultimate paragraph appearing under the heading “Certain Financial Forecasts” with the following:

The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read to do so.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended to replace the paragraph appearing under the heading “Annual Report on Form 10-K” with the following:

For additional information regarding the business and the financial results of Beckman Coulter, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference except to the extent modified hereby.

Item 8 of the Schedule 14D-9 is hereby amended to add the following section after the section entitled “Annual Report on Form 10-K” (as amended above):

Section 14(f) Information Statement.

The Information Statement attached as Exhibit (a)(1)(G) is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors, other than at a meeting of Beckman Coulter’s stockholders, as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented follows:

Exhibit Number	Description

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name: Title:	Arnold A. Pinkston Senior Vice President, General Counsel and Secretary

Dated: March 11, 2011

EXHIBIT INDEX

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 15, 2011 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(F)	Summary Newspaper Advertisement published in The New York Times on February 15, 2011 (incorporated herein by reference to Exhibit(a)(1)(F) to the Schedule TO, filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on February 15, 2011).

(a)(1)(G)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

(a)(2)(A)	Letter, dated February 15, 2011, to Beckman Coulter, Inc.’s stockholders.*

(a)(2)(B)	Press Release, dated February 15, 2011, issued by Beckman Coulter, Inc.*

(a)(2)(C)	Press Release issued by Beckman Coulter, Inc. on February 7, 2011 (incorporated by reference to the Current Report on Form 8-K filed with the SEC on February 10, 2011).

(a)(2)(D)	Press Release issued by Danaher Corporation on February 7, 2011 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO of Danaher Corporation and Djanet Acquisition Corp., filed with the SEC on February 15, 2011).

(a)(2)(E)	Opinion of Goldman, Sachs & Co., dated February 6, 2011.*

(a)(2)(F)	General Corporation Law of the State of Delaware Section 262.*

(a)(5)	Joint Press Release issued by Danaher Corporation and Beckman Coulter, Inc. on March 9, 2011 (incorporated herein by reference to Exhibit (a)(5)(D) to Amendment No. 2 to the Schedule TO filed by Danaher Corporation and Djanet Acquisition Corp. with the SEC on March 9, 2011).

(e)(1)	Agreement and Plan of Merger, dated as of February 6, 2011, by and among Danaher Corporation, Djanet Acquisition Corp. and Beckman Coulter, Inc. (incorporated herein by reference to Exhibit 2.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K dated February 10, 2011).

(e)(2)	Confidentiality Agreement, dated November 16, 2010, between Beckman Coulter, Inc. and Danaher Corporation.*

(e)(3)	Form of Change in Control Agreement, entered into with James Robert Hurley, Charles P. Slacik, Robert Kleinert, Arnold Pinkston and Scott Atkin, effective as of December 31, 2008 (incorporated herein by reference to Exhibit 10.1 to Beckman Coulter, Inc.’s Current Report on Form 8-K dated December 9, 2008).

(e)(4)	Form of Indemnification Agreement, entered into Beckman Coulter, Inc.’s directors and executive officers.*

*	Previously filed.

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